UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

02030686

NO ACT
P.E 1-7-02
1-12672

DIVISION OF
CORPORATION FINANCE

March 7, 2002

Edward M. Schulman
Vice President – General Counsel
AvalonBay Communities, Inc.
2900 Eisenhower Avenue
Suite 300
Alexandria, VA 22314

Act 1934
Section
Rule 14A-8
Public Availability 3/7/2002

Re: AvalonBay Communities, Inc.
Incoming letter dated January 7, 2002

Dear Mr. Schulman:

This is in response to your letter dated January 7, 2002 concerning a shareholder proposal submitted to AvalonBay by the Massachusetts Carpenters Pension and Annuity Funds. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
APR 12 2002
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Thomas J. Harrington
Fund Chairman
Massachusetts State Carpenters Pension and Annuity Funds
350 Fordham Road
Wilmington, MA 01887

AvalonBay
COMMUNITIES, INC. 2900 Eisenhower Avenue, Suite 300 ▲ Alexandria, VA 22314 ▲ Tel (703) 329-6300 ▲ Fax (703) 329-1459

Edward M. Schulman, Esq.
Vice President - General Counsel
Direct: (703) 317-4639
Fax: (703) 329-4830
tschulman@avalonbay.com

January 7, 2002

Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: AvalonBay Communities, Inc. – Request for No-Action Letter Regarding the Exclusion of Shareholder Proposal Submitted by Massachusetts Carpenters Pension Fund

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities and Exchange Act of 1934, as amended, AvalonBay Communities, Inc. ("AvalonBay" or the "Company") hereby gives notice of its intention to omit from its proxy statement and form of proxy for the Company's 2002 Annual Meeting of Shareholders (collectively, the "Proxy Materials") a proposal and supporting statement dated November 28, 2001 (the "Proposal") from the Massachusetts State Carpenters Pension and Annuity Funds (the "Proponent"). Enclosed are six (6) copies of this letter as well as six (6) copies of the Proposal (attached as Exhibit 1).

The Company respectfully requests the concurrence of the Staff of the Division of Corporation Finance (the "Division") that no enforcement will be recommended if the Company omits the Proposal from its Proxy Materials.

I. The Proposal

The Proposal reads as follows:

"BE IT RESOLVED: That the shareholders of AvalonBay Communities, Inc. ("Company") urge the Board of Directors to redeem the shareholder rights issued pursuant to the Company's Shareholder Rights Plan unless said Plan is approved by a majority of the voting shares at a meeting of shareholders held as soon as is practical."

The Proponent timely submitted an identical proposal for the 2001 Annual Meeting of Shareholders, and the Company included such proposal in its 2001 proxy materials.

Under Rule 14a-8, the Proposal may be omitted from the Company's Proxy Materials for the reasons set forth below.

II. Statement of Reasons for Omission

Under Rule 14a-8(i)(10), the Company may omit the Proposal because the Company has already substantially implemented it.

In March 1998 the Company's Board of Directors adopted a Shareholder Rights Plan (the "Rights Plan"), and subsequently amended the Rights Plan in February 2000. On January 4, 2002, the Company's Board of Directors amended the Rights Plan further to advance the Final Expiration Date (as defined in the Rights Agreement) from March 9, 2008 to March 31, 2002. As a result of this amendment, the preferred stock purchase rights granted under the Rights Agreement will also expire as of March 31, 2002, and the Rights Agreement will be of no further force or effect after that date. Thus, the Rights Plan will terminate in accordance with its terms prior to the date of the Company's 2002 Annual Meeting of Shareholders at which the Proposal would be submitted.

The Division has previously taken the position that a proposal to redeem a shareholders rights plan may properly be omitted if the plan has been terminated. In Bell Atlantic Corporation (available December 15, 1995), the Division previously granted no-action relief in connection with a proposal requesting the early redemption of a similar plan. Bell Atlantic argued that since it anticipated that its Board would adopt, prior to the proxy filing date, a board resolution ordering redemption of the underlying rights as of a specified later date, the proposal was moot. Similarly, we believe the Proposal was substantially implemented with respect to the Rights Plan when the Company's Board of Directors amended it to provide for expiration prior to the Company's 2002 Annual Meeting of Shareholders.[1]

Similarly in Compaq Corporation (available February 15, 1996), no-action relief was granted with respect to a similar proposal on the grounds that the proposal was moot because Compaq Corporation's rights plan was terminated after the date of the proposal, but prior to the date of Compaq Corporation's shareholder meeting. In another similar case, Occidental Petroleum Corp. (available January 28, 1997), the Division found that a proposal to recommend that a rights plan be redeemed or submitted to a shareholder vote could be excluded where the rights plan expired in accordance with its terms prior to the date of the proposal.

III. Request

In view of the foregoing, it is the Company's opinion that it may omit the Proposal from its Proxy Materials for its 2002 Annual Meeting of Shareholders. The Company hereby respectfully requests confirmation that the Division will not recommend any enforcement action if the Company omits the Proposal from its Proxy Materials. We plan to begin mailing those materials on or about March 31, 2002. Accordingly, we would appreciate the Division's response as soon

---

[1] In 1998, the Securities and Exchange Commission amended Rule 14a-8, and in doing so, it set forth in Rule 14a-8(i) a successor provision to the provision formerly set forth in Rule 14a-8(c). Although the numbering changed, the provisions of Rule 14a-8(i) parallel those of Rule 14a-8(c) to the extent relevant to the discussion below. See Release No. 34-40018 (1998). Therefore, the Company believes that the Division positions cited in this letter regarding Rule 14a-8(c) generally remain valid and are equally applicable to Rule 14a-8(i).

as possible, but in any event not later than February 18, 2002 (to allow for modification to the materials, if necessary).

In accordance with Rule 14a-8(j)(1), a copy of this letter is being forwarded to the Proponent notifying it of the Company's intention to omit the Proposal from its Proxy Materials.

Please direct any questions regarding AvalonBay's request to Edward M. Schulman, Vice President – General Counsel at (703) 317-4639. Additionally, please acknowledge receipt of this filing by marking the date of receipt on the acknowledgement copy of this letter and returning it in the envelope provided.

Very truly yours,

Edward M. Schulman

cc: Massachusetts State Carpenters Pension and Annuity Funds
c/o Carpenters Combined Benefits Funds of Massachusetts
350 Fordham Road
Wilmington, MA 01887
Attn: Thomas J. Harrington, Fund Chairman

Exhibit 1

CARPENTERS COMBINED BENEFITS FUNDS OF MASSACHUSETTS

350 Fordham Road • Wilmington, Massachusetts 01887
978-657-8698 • Fax: 978-657-9973

THOMAS J. HARRINGTON
Chairman

HARRY R. DOW
Executive Director

November 28, 2001

[SENT VIA FACSIMILE 703-329-4830]

Mr. Edward M. Schulman
General Counsel and Secretary
AvalonBay Communities, Inc.
2900 Eisenhower Avenue, Suite 300
Alexandria, Virginia 22314

Re: Shareholder Proposal

Dear Mr. Schulman:

On behalf of the Massachusetts State Carpenters Pension and Annuity Funds ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the AvalonBay Communities, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is the same proposal that was submitted last year and received strong shareholder support. The Proposal relates to the Company's "Shareholder Rights Plan." The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 1,480 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund is a long-term holder of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's long-term corporate value will best serve the interests of the Company's shareholders and other important constituents.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund=s beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Edward J. Durkin, at (202) 546-6206 ext. 221. Copies of correspondence or a request for a "no-action" letter should likewise be forwarded to Mr. Durkin, United Brotherhood of Carpenters, Carpenters Corporate Governance Project, 101 Constitution Avenue, NW, Washington D.C. 20001.

Sincerely,

Thomas J Harrington

Thomas J. Harrington
Fund Chairman

cc. Edward J. Durkin

Enclosure

BE IT RESOLVED: That the shareholders of AvalonBay Communities, Inc. ("Company") urge the Board of Directors to redeem the shareholder rights issued pursuant to the Company's Shareholder Rights Plan unless said Plan is approved by a majority of the voting shares at a meeting of shareholders held as soon as is practical.

SUPPORTING STATEMENT

In March 1998, the Board of Directors of the Company unilaterally adopted a Shareholder Rights Plan (commonly known as a "poison pill"). Under the terms of the "poison pill," the Board declared a dividend distribution of one Preferred Stock Purchase Right (a "Right") for each outstanding share of Company Common Stock to stockholders of record as of the close of business on March 10, 1998. Each Right entitles the registered holder thereof to purchase from the Company a unit consisting of one one-thousandth of a share of Series E Junior Participating Cumulative Preferred Stock. The Rights become exercisable only if a person or group of affiliated persons acquires, or obtains the right to acquire, ownership of common shares that have 10% or more of the voting power of the outstanding shares of voting stock.

We believe the terms of the rights are designed to discourage or thwart an unwanted takeover of our Company. While management and the Board of Directors should have appropriate tools to ensure that all shareholders benefit from any proposal to buy the Company, we do not believe the future possibility of a takeover justifies the unilateral implementation of such a "poison pill" device. We believe shareholders should have the right to vote on the necessity of such a powerful tool that could be used to entrench existing management. At the Company's annual meeting last year, Company shareholders voted overwhelmingly in favor of the proposal. Seventy-nine percent (79%) of the vote cast was in support of the proposal.

"Poison pills" can pose such an obstacle to takeover that management becomes entrenched. We believe that the entrenchment of management, and the lack of accountability that results, can adversely affect shareholder value. While it is impossible to assess the degree to which the poison pill may inhibit performance, it is indisputable that a poison pill effectively deters attempts by shareholders to remove the current Board and its management team for nonperformance. Redemption of the Company's "poison pill" would allow shareholders to consider all tender offers, not just those endorsed by incumbent management.

The argument that the Directors need a "poison pill" in order to negotiate a better offer from potential bidders or prevent so-called "abusive takeover practices" is unpersuasive. In the past several years, proposals to redeem or allow shareholder votes on "poison pills" have received majority support at numerous U.S. publiclytraded companies including Advanced Micro Devices, Intel, Ryder and Wellman. Moreover, since 1990 Philip Morris, Time Warner, United Technologies and Lockheed have voluntarily redeemed their "poison pills."

We urge your support FOR the Proposal.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 7, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AvalonBay Communities, Inc.
Incoming letter dated January 7, 2002

The proposal urges the board to redeem the rights issued pursuant to AvalonBay's Shareholder Rights Plan unless that plan is approved by a majority of the voting shares at a meeting of shareholders held as soon as possible.

There appears to be some basis for your view that AvalonBay may exclude the proposal from its proxy materials under rule 14a-8(i)(10) as moot. In this regard, we note that the rights issued pursuant to AvalonBay's shareholder rights plan will expire pursuant to the terms of the amended Shareholder Rights Plan on March 31, 2002, prior to AvalonBay's 2002 annual meeting. Accordingly, we will not recommend enforcement action to the Commission if AvalonBay omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10)

Sincerely,

Keir Devon Gumbs
Special Counsel